

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Zhihu Inc., under the Exchange Act of 1934.

- American depositary shares, every two of each representing one Class A ordinary share

- Class A ordinary shares, par value US$0.000125 per share (application for the Class A ordinary shares is made for listing, not for trading, but only in connection with the registration of the American depositary shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,